July 10, 2019

Christopher Peetz
Chief Executive Officer
Mirum Pharmaceuticals, Inc.
950 Tower Lane, Suite 1050
Foster City, CA 94404

       Re: Mirum Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 8, 2019
           File No. 333-232251

Dear Mr. Peetz:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Risk Factors
Our amended and restated certificate of incorporation. . ., page 63

1. We refer to Section VII. B of your Exhibit 3.2 and Section 49 of Exhibit 3.4, which state that the federal district courts shall be the exclusive forum for Securities Act claims.
       Please revise your disclosure here and elsewhere as appropriate to be consistent with the provision in your form of amended and restated certificate of incorporation and bylaws.
Exhibits

2. Your counsel's 5.1 opinion contains an assumption regarding the due execution and delivery of documents, including with respect to you. Please file an amended 5.1 opinion that does not contain this assumption with respect to you or advise. Christopher Peetz
Mirum Pharmaceuticals, Inc.
July 10, 2019
Page 2

       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameChristopher Peetz
                                                         Division of
Corporation Finance
Comapany NameMirum Pharmaceuticals, Inc.
                                                         Office of Healthcare &
Insurance
July 10, 2019 Page 2
cc:       Jason L. Kent - Cooley LLP
FirstName LastName